Mail Stop 03-05

							February 18, 2005


Via U.S. Mail and Facsimile [801] 363-8512

Mr. Steven L. White, President
Wren, Inc.
386 North 210 East
Mapleton, Utah 84664

Re: 	Wren, Inc.
	Form SB-2 filed January 21, 2005
	File No. 333-122185

Dear Mr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Supplementally provide us with any graphics you intend to use as soon as they are available since we will need sufficient time to review and comment on them.

Prospectus Cover Page
2. Please disclose the estimated offering expenses.

3. Briefly quantify and describe the costs you expect to deduct from the returned investment in the event investors decide to revoke their subscription.
4. Please indicate here whether you will apply for listing on any national securities exchange or the Nasdaq Stock Market. Refer to
Item 501(a)(4) of Regulation S-B.
5. Rather than indicate that the offering will be open within 120 days of the prospectus, please disclose the proposed termination date.

Prospectus Summary, page 4
Summary of our company, page 4
6. In one of the introductory paragraphs, please disclose that your auditors have issued a going concern opinion and that you are a development stage company. In one of the introductory paragraphs, please also disclose that you have no revenue from operations and disclose your net losses, for the most recent audited period and interim stub to provide a financial snapshot of your company.
7. Please clarify here whether or not you currently have a website.
Please also clarify what you mean by a "destination shopping website" versus getting to your website through links from other websites. For instance, if a shopper links to the item you are offering, will he be able to navigate around your website to view other items you are offering?

About our offering, page 4
8. We note your disclosure regarding the fact that investors may revoke their subscription prior to you receiving the minimum.
Please
explain the costs associated with the "costs incurred with the return."

Risk factors, page 5

General
9. Indicate in a separate risk factor that, until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest.
10. Please include risk factors for the risks that a liquid market for your common stock may never develop and the risk that you may not be able to absorb the costs of being a public company.
11. Please discuss in a separate risk factor that your officer and director may purchase additional shares for the sole purpose of meeting the minimum and breaking escrow.


If we are unable to acquire additional inventory, page 5
12. From disclosure elsewhere in the document, it does not appear that you have any inventory yet. Please revise to clarify your risk factor subheading, if appropriate, or advise.

As members of the online liquidation, page 6
13. You appear to be discussing more than one risk in this risk factor. Please revise to discuss each risk with its own appropriate subheading. The heading of each new risk factor should clearly state the risk resulting from the facts and uncertainties you discuss in the risk factor.

It is likely our stock will become subject to the Penny Stock rules, page 6
14. Please supplementally tell us whether there is any reason why you believe that you may not become subject to the Penny Stock rules. Otherwise, please revise disclosure to indicate that you will be subject to the Penny Stock rules.

Shares of stock that are eligible for sale by our stockholders, page
7
15. Please confirm the date when the resale restrictions relating to the 12 million shares will be lifted under Rule 144.

Use of Proceeds, page 10
16. Please revise to include the allocation of proceeds assuming numbers of shares between the minimum and maximum are sold.

Description of Business, page 10
17. Please disclose your business activities since your formation as
a Nevada corporation in March 2001.   Include a discussion of the
development of the business over the past three years. Refer to Item
101(a) of Regulation S-B.
18. Expand your business discussion to clarify your current circumstances. Discuss what your management is currently doing to further the efforts of the company. Any change from your present situation should be accompanied by a discussion of the cost and the time involved to realize the improvement. For example, estimate when you can begin operations.
19. Please describe the background of your business relationship with
Pine Valley, Ltd. For example, you should disclose how you located this retailer.
20. Please provide further details on the duration of the option to purchase the entire Pine Valley Ltd. inventory for $25,000. For example, you should state when the option to acquire the entire inventory expires.
21. Please explain the bases for your determination that the Pine Valley Ltd. inventory has an estimated retail value of $84,000.
22. Please provide disclosure on the merchant fees you expect to incur for selling your products on eBay, other Internet auctions and classified ads.
23. Please expand this section to detail what your officer does to further the efforts of your company in the 20 hours per week that he devotes to Wren. Also discuss in detail the costs of these efforts.

Government Regulation, page 12
24. Please describe the specific governmental laws and regulations applicable to your planned business operations.

Plan of Operation, page 13
25. If you are unable to purchase the entire Pine Valley inventory for $25,000, please explain the duration and material terms of your agreement to resell their inventory on an item-for-item basis.
For
example, explain whether the 71% discount will apply to each item you decide to resell.
26. Clarify how long both the minimum and maximum funds will satisfy your cash requirements.

Management, page 14

Compensation, page 15
27. Please provide a summary compensation table or advise us why you do not think this is necessary. Refer to Item 402(b) of Regulation
S-B.
28. We believe that the amount of the salaries and the number of stock options you intend to grant in the next twelve months, if any, would be material to an investment decision. Accordingly, we suggest that you include that information in the next filing.





Description of the Securities, page 16
29. We note the statement that all outstanding shares will be "validly issued, fully paid and non-assessable." This is a legal conclusion you are not qualified to make. Please either attribute it to counsel or delete.

Market for Common Stock and Related Stockholder Matters, page 17
30. Please revise to indicate that you only have one officer or director or advise. Similarly revise your discussion under "Plan of
Distribution."

Plan of distribution, page 18
31. Please discuss here that your officer and director may purchase additional shares for the sole purpose of meeting the minimum and breaking escrow.

Notes to Financial Statements, page 26

Note 1: Summary of Significant Accounting Policies, page 26
32. Disclose your policy for recognizing revenue. In this regard, we note that you plan to sell inventory that you have bought and taken possession of, as well as sell inventory on a consignment basis. Your revised disclosure should address your policy for each of these revenue streams.

Note 7, page 28
33. We note that you can purchase the entire sporting goods inventory from Pine Valley, Ltd. for $25,000 for a period of three months from the date of the execution of the agreement. Since the agreement was executed in October 2004, and the three month period has expired, tell us if you can still purchase the entire inventory for $25,000.

Part II.

Exhibit 99.2
34. A copy of the executed Escrow Agreement should be filed as an exhibit to the Registration Statement prior to effectiveness.

Signatures, page 41
35. Please include signatures for the person or persons acting in the
capacities of principal executive officer, principal financial officer, and controller or principal accounting officer, and directors. Refer to Form SB-2, Signatures and Instructions 1 and 2
to Signatures.
Other
36. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-
2.
37. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 824-5330 or Michael Fay, the Branch Chief - Accountant, at (202) 942-1907 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna V. Losert at (202) 942-2931 or me at
(202) 942-1965 with any other questions.


      Regards,


      Susan C. Guerrier
      Attorney-Advisor



cc:	Cletha A. Walstrand, Esq.
	via facsimile: 801-363-8512

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Steven L. White
Wren, Inc.
Page 7 of 7